SECURITIES [redacted] SSION

04013325

80 8/31/04

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 24 2004
WASH. D.C.
185

SEC FILE NUMBER
~~8-42750~~ 8-49986

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

21st Century Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Meadow Avenue
(No. and Street)

East Meadow (City) New York (State) 11554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mazziotti (516) 699-0215
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawrence B. Goodman & Co., P.A.
(Name — if individual, state last, first, middle name)

32-16 Broadway (Address) Fair Lawn (City) New Jersey (State) 07410 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charles Mazziotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 21st Century Financial Services, Inc., as of June 30, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

VINCENT PETROSINI
NOTARY PUBLIC, STATE OF NY
NO. 4983053
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES JUNE 17, 20

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

21ST CENTURY FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2004

LAWRENCE B. GOODMAN & CO., P.A. CERTIFIED PUBLIC ACCOUNTANTS

Lawrence B. Goodman, CPA*
Richard B. Klein
Catherine Marotta, CPA

David J. Goodman, CPA, MST*
William R. Lungren, CPA
Jacqueline M. Shamieh, CPA
*Certified in New Jersey and New York

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors of
21st Century Financial Services, Inc.
407 East Meadow Avenue
East Meadow, New York 11554

We have audited the accompanying statement of financial condition of 21st Century Financial Services, Inc., as of June 30, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 21st Century Financial Services, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence B. Goodman, CPA

Lawrence B. Goodman & Co. P.A.
Certified Public Accountants

Fair Lawn, New Jersey
July 15, 2004

32-16 Broadway ∘ Fair Lawn, N.J. 07410 ∘ Phone (201) 791-8300 ∘ Fax (201) 791-5257
11 Abrams Road ∘ Central Valley, N.Y. 10917 ∘ Phone (845) 928-9025
E-Mail: information@LBGcpas.com

21ST CENTURY FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Current Assets		
Cash and cash equivalents	$ 26,973	
Commissions receivable	179,749	
Prepaid expense	1,051	
Due from affiliate	74,973	
Total current assets		$282,746
Other Assets		
Investment	20,100	
Security deposit	25,584	
Total other assets		45,684
Total Assets		$328,430

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses		$160,283
Stockholders' Equity		
Capital stock	$ 73,000	
Paid-in capital	10,625	
Retained earnings	84,522	
Total stockholders' equity		168,147
Total Liabilities and Stockholders' Equity		$328,430

See accountant's opinion and notes to financial statements.

21ST CENTURY FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2004

Income		
Commission income	$2,145,889	
Interest	280	
Total income		$2,146,169
Operating Expenses		
Management fees	322,000	
Commissions	1,767,929	
Office expenses	2,375	
Fees and licenses	36,650	
Total operating expenses		2,128,954
Income before provision for Federal and State income taxes		17,215
Provision for Federal and State income taxes		4,566
Net income		$ 12,649

See accountant's opinion and notes to financial statements.

21st CENTURY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	*Paid-in Capital*	*Retained Earnings*	*Total*
Shareholders' equity July 1, 2003	$73,000	$10,625	$71,873	$155,498
Net income	-	-	12,649	12,649
Shareholders' equity June 30, 2004	$73,000	$10,625	$84,522	$168,147

See accountant's opinion and notes to financial statements.

21ST CENTURY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:		
Net income		$12,649
Changes in assets and liabilities:		
Increase in commissions receivable	($45,602)	
Decrease in prepaid expenses	371	
Increase in security deposit	(69)	
Increase in accrued expenses	19,793	
Increase in amounts due from affiliated company	(32,600)	
Total adjustments		(58,107)
Net cash used by operating activities		(45,458)
Cash and cash equivalents at beginning of year		72,431
Cash and cash equivalents at end of year		$26,973

Supplemental Cash Flow Information

Interest paid	$ -
Income taxes paid	$ 4,821

See accountant's opinion and notes to financial statements.

21ST CENTURY FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2004

DESCRIPTION OF BUSINESS

21st Century Financial Services, Inc. is a broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and Securities Investor Protection Corporation (SIPC). Their place of business is located at 407 East Meadow Avenue, East Meadow, New York 11554.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Commission income and expenses relating to customer securities transactions are recorded on a trade date basis as securities transactions occur.

The presentation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company maintains cash balances at The First National Bank of Long Island. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. As of June 30, 2004, there were no amounts that exceeded the federally insured limits.

RELATED PARTY TRANSACTIONS

Pursuant to a formal cost sharing arrangement, LCM Marketing Corporation charges the Company a monthly fee for overhead expenses, such as rent and communication. For the year ended June 30, 2004, the Company paid $322,000 to LCM for such arrangement. In addition, the Company made a working capital loan to LCM for $74,973.

INVESTMENTS

As a member of the NASD, the Company purchased 1,500 warrants of the NASDAQ Stock Market, Inc. These warrants expire on June 27, 2006

CAPITAL STOCK

The authorized, issued and outstanding shares of capital stock at June 30, 2004, were as follows:

Common stock, without par value, authorized, issued and outstanding 200 shares.

NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $25,000. At June 30, 2004 the Company had net capital of approximately $72,023, which exceeded the minimum requirement by approximately $47,023.

INCOME TAXES

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "*Accounting for Income Taxes*".

The income tax provision of $4,566 represents current Federal taxes of $2,672 and State and Local taxes of $1,894.

CUSTOMER TRANSACTIONS

The Company has entered into dealer arrangements with various mutual fund distributors. The Company acts as agent in executing mutual fund transactions on behalf of its customers. The customers are carried on a fully disclosed basis by the various mutual fund complexes.

As an introducing broker, the Company has its customers' securities transactions cleared by a clearing broker pursuant to a clearance agreement.

While the Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the customer accounts introduced by the Company, the clearing broker maintains the responsibility of margining such accounts and determining adequate collateralization.

21ST CENTURY FINANCIAL SERVICES, INC.

NET CAPITAL COMPUTATION

JUNE 30, 2004

Total Assets	$328,430
Less: Liabilities	160,283
Net Equity	168,147
Less: Non-Allowable Assets	96,124
Net Capital	$ 72,023
Percentage of aggregate indebtedness to net capital	222.54%

There are no material differences between the adjusted net capital as reported on this exhibit and the net capital reported on Part IIA of the Focus Report (form X-17a-5)

See accountant's opinion.

LAWRENCE B. GOODMAN & CO., P.A. CERTIFIED PUBLIC ACCOUNTANTS

Lawrence B. Goodman, CPA*
Richard B. Klein
Catherine Marotta, CPA

David J. Goodman, CPA, MST*
William R. Lungren, CPA
Jacqueline M. Shamieh, CPA
*Certified in New Jersey and New York

SCHEDULE II

To The Board of Directors of
21st Century Financial Services, Inc.
407 East Meadow Avenue
East Meadow, New York 11554

In planning and performing our audit of the financial statements of 21st Century Financial Services, Inc. (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

32-16 Broadway ◦ Fair Lawn, N.J. 07410 ◦ Phone (201) 791-8300 ◦ Fax (201) 791-5257
11 Abrams Road ◦ Central Valley, N.Y. 10917 ◦ Phone (845) 928-9025

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management of 21st Century Financial Services, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Lawrence B. Goodman, CPA

Lawrence B. Goodman & Co. P.A.
Certified Public Accountants

Fair Lawn, New Jersey
July 15, 2004